CARTER LEDYARD & MILBURN LLP
                               COUNSELLORS AT LAW
                                  2 WALL STREET
                            NEW YORK, N.Y. 10005-2072
                                   -----------

                               TEL: (212) 238-8605
                               FAX: (212) 732-3232



                                            April 19, 2005

VIA EDGAR
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Mark P. Shuman, Esq.
Branch Chief - Legal
Securities and Exchange Commission
450 Fifth St., N.W.
Mail Stop 0406
Washington, D.C. 20549-0506

                      Re: Attunity Ltd
                          Amendment No.1 to Form F-3
                          filed February 22, 2005
                          File No. 333-122987
                          -------------------

                          Amendment No.1 to Form 20-F Annual
                          Report For the Period Ended
                          December 31, 2003 Filed on November
                          22, 2004
                          File No. 0-20892
                          ----------------


Dear Mr. Shuman:

         On behalf of our client, Attunity Ltd (the "Company"), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Commission"), in a letter to Mr. Ofer Segev, Chief Financial Officer of the Company, dated March 24, 2005 (the "Comment Letter"), with respect to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on behalf of the Company on February 22, 2005 (the "Registration Statement").

         Pursuant to Rule 472 under the Securities Act of 1933, we are simultaneously filing the first pre-effective amendment to the Registration Statement amending the Registration Statement's disclosure as requested in the Comment Letter. We have repeated your numbered comments below and have provided a response to each comment.



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                                                                               2


     General
     -------

     1. We are in receipt of your amended response to the previously filed Form F-3, File No. 333-119157. The comments on that registration statement, including the Form 20-F annual report for the year ended December 31, 2003, will need to be resolved before the desired effective date for the most recently registration statement. Your amendment to the previously filed document is currently being reviewed and any further comments will be provided by separate letter.

          Amendment No. 4 to the Company's previously filed Form F-3 registration statement, File No. 333-119157, has been filed with the Commission today, as well as the Company's responses to the outstanding comments.

     2. Please submit an electronic version of Carter, Ledyard & Milburn LLP letter dated February 17, 2005 as correspondence on Edgar.

          An electronic version of the letter was filed as correspondence on Edgar on April 12, 2005.

     Form 20-F. Amend. No. 1 for the year ended December 31, .2003 Item 15. Controls and Procedures, page 73

     3. In the first paragraph of this section you state that management evaluated the effectiveness of the issuer's disclosure controls and procedures during 2003. Please note that Item 15(a) of Form 20-F states that the conclusions as to the effectiveness of your disclosure controls and procedures must be "as of the end of the period covered by the report." In this regard, please advise us whether management's evaluation date was as of the end of the period covered by your Form 20-F. If you used an alternative date, what date was used and why? Confirm that in future filings you will evaluate of the effectiveness of your disclosure controls and procedures in conformity with the requirements of Item 15(a).

          We are able to confirm that management's evaluation date was the end of the period covered in the Company's annual report on Form 20-F. The
     Company will revise its disclosure in future filings to meet the requirements of Item 15.

     4. You state that your disclosure controls and procedures are effective in timely alerting management to material information required to be included in your periodic filings. Please refer to the definition of the term "disclosure controls and procedures" in paragraph (e) of Rule 13a-15. Tell us whether you concluded that your disclosure controls and procedures as defined by that Rule were effective. Ensure that references to disclosure controls and procedures in future filings are not narrower than the definition of that term in Rule 13a-15(e).

          Management   concluded  that  the  Company  disclosure   controls  and
     procedures as defined in Paragraph 4 of Rule 13a-15(e) are effective. The Company will revise its



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                                                                               3

     disclosure in future filings so that its references to disclosure controls and procedures are not narrower than the defined term.

     5.   We note  your  disclosure  in the  second  paragraph  of this  section stating that there were no "significant changes in [y]our internal controls or other factors which could significantly affect internal controls  ...."  Please  note  that Item  15(d) of Form 20-F  requires disclosure of any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting. Therefore, consistent with Item 15(d), please advise us whether the registrant experienced any change in their internal control over financial reporting that has materially affected or is reasonably likely to materially affect, the registrant's internal control over the period covered by your annual report on Form 20-F. Additionally, please confirm that you will present your disclosure in future filings to conform to the requirements of Item 15(d).

          We have been authorized by the Company to confirm that it did not experience any change in its internal control over financial reporting that materially affected, or was reasonably likely to materially affect, its internal control over its financial reporting covered by its Form 20-F for the fiscal year ended December 31, 2003. The Company, to the extent applicable, will revise its disclosure in future filings to meet the requirements of Item 15(d).

     6. Lastly, Item 15(d) of Form 20-F also requires disclosure of any change in internal control over financial reporting that occurred "during the period covered by the annual report," rather than "subsequent to the date of evaluation." Accordingly, and with a view to disclosure, tell us whether there were any such changes during the applicable year. Additionally, please confirm that you will present your disclosure in future filings to conform to the requirements of Item 15(d).

          We have been authorized by the Company to confirm that it did not experience any change in its internal control over financial reporting that occurred during the period covered by its Form 20-F for the fiscal year ended December 31, 2003. The Company, to the extent applicable, will revise its disclosure in future filings to meet the requirements of Item 15(d).

          Please do not hesitate to contact me at (212) 238-8605 with any questions or comments you may have.

                                            Very truly yours,


                                            /s/Steven J. Glusband
                                            Steven J. Glusband

SJG:tco
Enclosures

cc:  Ofer Segev, Chief Financial Officer, Attunity Ltd